UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	August 17, 2015	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS PASSED AT THE BOARD MEETING

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance.

The Company and all members of the Board confirm that the information contained in this announcement is true, accurate and complete, and jointly accept full responsibilities for any misrepresentations or misleading statements contained in, or material omissions from, this announcement.

Pursuant to the Articles of Association of the Company (the “Articles”) and the Rules for the Meeting of Board of Directors (董事會議事規則) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong, the Chairman of the Company, the fourth ordinary meeting in 2015 (the “Meeting”) of the board of directors of the Company (the “Board”) was held on 14 August 2015 at Shanghai International Airport Hotel (上海國際機場賓館).

Liu Shaoyong, the Chairman of the Company, Ma Xulun, the Vice Chairman of the Company, Xu Zhao, Gu Jiadan, Li Yangmin, Tang Bing and Tian Liuwen, directors of the Company (the “Directors”), and Ji Weidong, Ma Weihua and Shao Ruiqing, the independent non-executive Directors, were present at the Meeting. Mr. Li Ruoshan, an independent non-executive Director, attended the meeting by way of telephone conference.

The Directors present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

The Directors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the Articles. As such, the Meeting was legally and validly convened and held.

The Meeting was chaired by Liu Shaoyong, the Chairman of the Company. The Directors present at the Meeting considered and unanimously passed the following resolutions:

1.	Considered and approved the 2015 interim financial statements of the Company.

2.	Considered and approved the “Resolution on the Termination of the Proposed Establishment of Jetstar Hong Kong and its Winding Up”.

The Board agreed to the “Resolution on the Termination of the Proposed Establishment of Jetstar Hong Kong and its Winding Up” proposed by the Company, and that the president of the Company shall be authorized to take charge of the detailed implementation thereof. The Company will further communicate and negotiate in regard of the matter with the other two shareholders of Jetstar Hong Kong, Shun Tak Holdings Limited (“Shun Tak Holdings”) and Qantas Airways Limited (“Qantas”).

The Board considers that the development of low-cost carriers (LCC) represents a key trend of the international aviation industry. The Jetstar Hong Kong project is in line with the development strategy of the Company. During the preliminary stage of the project, the management of the Company and the working group have undergone thorough and prudent investigation, examination and feasibility study. The process of proposed establishment and application has complied with the law and regulations. The working group has done its work diligently.

After rounds of thorough discussions and upon careful decision-making process, the Board decided to establish Jetstar Hong Kong, a joint venture, in collaboration with Jetstar Group, a world renowned low-cost airline brand under Qantas, and Shun Tak Holdings, a renowned enterprise in Hong Kong, and to select Hong Kong, an international aviation centre with good reputation for its freedom, fairness and equality, as the place of incorporation of Jetstar Hong Kong.

The proposed establishment of Jetstar Hong Kong and the application for Air Transport Licence has been conducted under the relevant Hong Kong laws and regulations and regulatory guidelines in relation to “Principal Business Place in Hong Kong” together with serious analysis and study with reference to the shareholding structure, governance structure, operation mechanism etc. of incumbent airlines in Hong Kong. The Board considers that the proposed establishment of Jetstar Hong Kong complies with the requirements stipulated by the relevant regulatory authorities in Hong Kong.

The Board deeply regrets that the application for Air Transport Licence made by Jetstar Hong Kong has been refused. The Company looks forward that the relevant regulatory authorities of Hong Kong will provide a fair, open and rule of law business environment to global investors based on the principle of encouraging market competition. The Board considers that the termination of the proposed establishment of Jetstar Hong Kong will have no material adverse impact on the financial conditions and production and operation of the Company. The Board is optimistic about the development potential and prospect of the LCC sector, and endorses the Company’s ongoing exploration of the development of the LCC business.

3.	Considered and approved the resolution on the purchase of fifteen Airbus A330 series aircraft.

It was agreed that the Company shall purchase fifteen Airbus A330 series aircraft, and that the president of the Company shall be authorized to take charge of the detailed implementation thereof.

For details, please refer to the announcement on “Discloseable Transaction in relation to the Purchase of Fifteen Airbus A330 Series Aircraft” published on the same day.

4.	Considered and approved the 2015 interim report of the Company.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Joint Company Secretary

Shanghai, the People’s Republic of China

14 August 2015

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director) and Shao Ruiqing (Independent non-executive Director).